Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

November 25, 2013

VIA EDGAR AND HAND DELIVERY

Ms. Donna Di Silvio

United States Securities and Exchange

    Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cheniere Energy Partners LP Holdings, LLC
Registration Statement on Form S-1
Filed October 18, 2013
File No. 333-191298

Dear Ms. Di Silvio:

Accompanying this letter please find page 64 of the above-referenced Registration Statement showing proposed changes that are being furnished by Cheniere Energy Partners LP Holdings, LLC (“Holdings”) in response to oral comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission. In addition, Holdings confirms that the 201,700-for-one split of its common shares to be effected prior to the closing of the offering, described on pages 85-86 of the Registration Statement, will not occur prior to the date that the Registration Statement is declared effective, and therefore the financial statements included in the Registration Statement will not be revised to give retroactive effect to such split. Please direct any questions you have with respect to the materials furnished herewith to me at (713) 220-4351 or georgevlahakos@andrewskurth.com.

Very truly yours,

/s/ George J. Vlahakos

George J. Vlahakos

Austin         Beijing         Dallas         Dubai         Houston         London         New York         Research Triangle Park         The Woodlands         Washington, DC